UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hancock Jaffe Laboratories, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

41015N106
(CUSIP Number)

Fatboy Capital, LP
9611 North US Highway One
Box 390
Sebastian, FL 32958
(973) 426-0300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Fatboy Capital, LP

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
26,250

9. Sole Dispositive Power
0

10. Shared Dispositive Power
26,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person
26,250
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
1.2%
14. Type of Reporting Person
PN

1. Names of Reporting Persons.
SeaCap Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
26,250

9. Sole Dispositive Power
0

10. Shared Dispositive Power
26,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person
26,250
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
1.2%
14. Type of Reporting Person
OO

1. Names of Reporting Persons.
David A. Jenkins

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
26,250

9. Sole Dispositive Power
0

10. Shared Dispositive Power
26,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person
26,250
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
1.2%
14. Type of Reporting Person
IN

This Amendment No. 1 to Schedule 13D (this "Schedule 13D/A") supplements and amends the Schedule 13D filed on December 16, 2020 (the "Initial Schedule 13D"). Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Initial Schedule 13D. Responses to each item of this Schedule 13D/A are incorporated by reference into the response to each other item, as applicable.

ITEM 1. SECURITY AND ISSUER

ITEM 2. IDENTITY AND BACKGROUND

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended as follows:

On December 16, 2020, Fatboy sold 30,000 shares of Common Stock. On December 17, 2020, Fatboy sold 100,000 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, Fatboy is the holder of record of 26,250 shares of Common Stock of the Issuer.  Each of SeaCap and Mr. Jenkins disclaim beneficial ownership of any shares of the Issuer’s Common Stock owned of record by JCP, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)            See also the information contained on the cover pages of this Statement on Schedule 13D/A, which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 2,234,143 shares of Common Stock outstanding as of November 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 2, 2020.

(b)  Sole power to vote or to direct the vote:
0 for all Reporting Persons

Shared power to vote or to direct the vote:
Fatboy:	1.2%
SeaCap:	1.2%
Mr. Jenkins:	1.2%

Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons

Shared power to dispose or to direct the disposition:
Fatboy:	1.2%
SeaCap:	1.2%
Mr. Jenkins:	1.2%

(c)    On December 16, 2020, Fatboy sold 30,000 shares of Common Stock in open market transactions at a weighted average price of $10.35 per share. The shares were sold in multiple transactions at prices ranging from $10.63 to $10.18, inclusive. On December 17, 2020, Fatboy sold 100,000 shares of Common Stock in open market transactions at a weighted average price of $8.85 per share. The shares were sold in multiple transactions at prices ranging from $9.485 to $8.70, inclusive. The Reporting Persons undertake to provide to the Staff of the SEC, upon request, full information regarding the number of shares disposed at each separate price within the ranges set forth above.

(d)    Not applicable.

(e)    On December 17, 2020, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2020

David A. Jenkins

/s/ David A. Jenkins

Fatboy Capital, LP

By:	SeaCap Management, LLC,
its general partner
	By:	/s/ David A. Jenkins
Name: David A. Jenkins Title: Managing Member

SeaCap Management, LLC

By:	/s/ David A. Jenkins
Name: David A. Jenkins Title: Managing Member